SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]            Form 40-F  [    ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [    ]            No  [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-             .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1. GigaMedia Acquires Majority Ownership of Leading Online Sports Game Operator in China (attached hereto as Exhibit 99.1)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: January 22, 2007	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia Acquires Majority Ownership

of Leading Online Sports Game Operator in China

Highlights

•	GigaMedia acquires majority equity ownership of T2CN, the leading online sports game operator in China

•	T2CN has over 45 million registered users, with over 6.9 million users active in the last month

•	Total consideration of US$22.9 million for 18.3 million common shares of T2CN – with actual payment amount dependent on T2CN performance in first half 2007

•	GigaMedia ownership expected to increase to approximately 51.9 percent of T2CN, assuming full conversion of current preferred share holding and GigaMedia option

•	Transaction accretive to 2007 results

SHANGHAI, China. January 18, 2007 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today it has entered into agreements to acquire majority ownership of T2CN Holding Limited (“T2CN”), a leading online sports and casual game operator in China.

This highly strategic acquisition establishes GigaMedia as a leader in one of the world’s largest and fastest growing online game markets.

“T2CN is the number one online sports game portal in China, operating the market’s most successful online sports game ever,” stated GigaMedia CEO Arthur Wang. “T2CN provides GigaMedia with a tremendous platform in one of the most important markets in the world. We are very excited.”

T2CN has distinguished itself as China’s leading online casual sports game company and operates FreeStyle, the most popular online sports game ever in China. Led by a management team with a strong track record in China’s online game industry, T2CN has developed close marketing partnerships with premiere international brands including Coca-Cola, Nike and Nokia.

The T2CN acquisition is the latest step in GigaMedia’s plan to build a dominant online entertainment platform in Asia and follows GigaMedia’s recent strategic investment in Infocomm Asia Holdings, a Southeast Asian online game leader based in Singapore.

“We are building leading positions in online game markets across Asia – driving growth and creating synergies in sourcing, marketing and operations,” explained GigaMedia CEO Arthur Wang. “No other company has this kind of reach in Asia.”

Under the terms of the transaction announced today, GigaMedia will purchase up to 18.3 million shares of T2CN – equivalent to 40.3 percent of the outstanding common shares of T2CN – for a total consideration of US$22.9 million, subject to adjustment based upon T2CN financial performance in the first half of 2007.

Pursuant to GigaMedia’s May 2006 initial investment into T2CN, GigaMedia also holds (a) convertible preferred shares of T2CN which may be converted into an additional 15 million common shares of T2CN; and (b) an option to purchase an additional 4.3 million common shares of T2CN – with both (a) and (b) exercisable beginning in May 2007.

Upon conversion of all preferred shares and exercise of this option, GigaMedia’s ownership stake in T2CN will be approximately 51.9 percent.

GigaMedia expects initially to equity account the acquisition of T2CN until such time as its common share ownership exceeds 50 percent.

The transaction is expected to be accretive to GigaMedia’s 2007 results.

GigaMedia will make payment in two tranches: approximately half at closing (expected to be in February 2007) and the remaining portion expected in August 2007. Payment consideration will include a small component of approximately 200,000 GigaMedia shares. These shares will be newly issued and contain a one-year restriction on transfer.

The transaction is subject to customary closing conditions. Management expects the transaction to close in February.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

About T2CN

T2CN is China’s leading online sports and casual game company and operates FreeStyle, the most popular online sports game ever in China. Led by a management team with an established track record in China’s online games industry, T2CN has also developed diversified revenue streams and close marketing partnerships with premiere international brands including Coca-Cola, Nike and Nokia.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

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